THE O’NEAL LAW FIRM, P.C.
14835 East Shea Boulevard
Suite 103, PMB 494
Fountain Hills, Arizona 85268
(480) 812-5058 (Tel)
(480) 816-9241 (Fax)

April 18, 2007

Michael Moran
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Fuego Entertainment, Inc.
Form 10-KSB for Fiscal Year Ended May 31, 2006
Filed September 18, 2006
File No. 0-52054
Form 8-K Dated August 24, 2006
Filed August 25, 2006
File No. 0-52054

Dear Mr. Moran:

We are writing in response to your comment letter dated January 23, 2007, in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

1.	We have corrected the file number and included the number and aggregate value of shares held by non-affiliates as of August 1, 2006.

2.
The impact of reclassifying production costs from an investing activity to an operating activity was material to cash flows for all periods presented, and comments about that change were addressed in liquidity and capital resources section of the 10KSB a new restatement footnote was added to explain that restatement within Note 1 of the Notes to financial statements and as per item 9 herein.

3.
The Company’s stock did not begin trading until July 10, 2006. There are no periods covered by the financial statements in this report where the Company had been trading, thus we are unclear what disclosure you are requesting pursuant to the cited Item.

4.	We have included this agreement as an exhibit.

5.
The amount of funds that will be required to complete these projects is minimal. Management believes it will complete these projects within the 3 year period from their inception, and also believes it will profit substantially from the total costs invested in these projects.

6.	Regarding the President’s compensation for the fiscal year ended May 31, 2006 which was totally contributed we added that fact to the disclosure under Cost of Filming Revenues as follows:

Of the filming revenues generated for the current year, our Presidnet/CEO was able to perform the majority of effort necessary to generate such revenues as in the past period. His $36,000 of compensation and expense for such efforts was contributed for the year by him and categorized in other selling, general and administrative expense categories and therefore not included as a cost of filming revenues in accordance with generally accepted accounting principles.

7.	The team of sales representatives were not employees of the Company. They were persons contracted by the Company as independent contractors .

8.	We have revised the Item 8A disclosures as requested.

9.
Cash flow statements were revised for the years ended May 31, 2006 and 2005 to show restated for both years and a restatement footnote covering the amounts restated was added after the accounting policy for Film and Television costs.

Restatement footnote

RESTATEMENT OF CASH FLOWS-PRODUCTION COSTS

The accompanying statement of cash flows includes a restatement in classification of production costs from investing to operating activities as required by the above referenced SOP 00-2. Accordingly for the years ended May 31, 2006 and 2005 production costs of $42,999 and $50,432 have been so reclassified. This change had no effect on results of operations or earnings (loss) per share for those years.

10KSB revision of Liquidity and Capital Resources

Although the Company’s registration statement with the Securities and Exchange Commission recently became effective, there were no proceeds from the offering to benefit the Company. The Company has a deficit in working capital at year end, is delinquent in the filing of its income tax returns, and is past due on the majority of its accounts payable. It has no line of credit or other outside financing sources presently to enable it to finance existing operations, and is dependent on its shareholders for current cash flows. The cash flows for operating activities for the year ended May 31, 2006 had previously not included production costs of $42,999 as an operating activity, however, after the accompanying restatement of this item from investing activities, it caused a negative $30,170 for operating activities in total for the year as compared to a previous positive amount for operating activities of $12,829.

Accordingly, we are presently seeking financing to continue in existence. The Company is dependent solely on its President/CEO for all revenue generating opportunities and cash flows, and his time has been and will be for the near term almost exclusively devoted to the development of a 15 station television network which will be beneficial for us as his intention is to have us manage the network for compensation.

10.
The 8k filed by the Company on December 11, 2006 is correct. What is incorrect is the press release the Company incorporated into that 8K. The press release incorporated into the the 8K is pertaining to the letter of intent to acquire 14 TV stations which has nothing to do with the text of the 8K. The press release that should have been incorporated is what the Company released on September 28th, 2006. The Company shall amend the 8k of December 11, 2006 within 10 days from the date hereof. This 8k filing does, however, set forth the information requested by the Commission pursuant to the bullet points set forth in this comment. We also refer the Commission to the latest 10QSB filed by the Company.

11.	Note 10, Subsequent Events, page F-15 is amended to incorporate the basis of the royalties to both Ciocan and Mr. Cancio as follows:

REPRODUCTION AND DISTRIBUTION AGREEMENTS
As of August 2006, the Company is expected to develop music CDs of musical tracks owned and controlled by Ciocan Entertainment & Music Group, LLC, an affiliated company, in exchange for the rights for temporary reproduction and distribution of these tracks. The Company will pay royalties based on net sales of 25% to Ciocan Entertainment & Music Group, LLC per a verbal 10-year agreement between these related parties.

A similar arrangement was made between the Company’s President/CEO wherein he is to receive royalties of 25% based on net sales for the multi-media releases of a popular film he owns and produced in Cuba called Zafiros Locura Azul ( Sapphire Blue Madness) .

M D & A references to these same changes under plan of operations were also made as follows:

The sentence containing the reference to the royalties to be earned by Ciocan was changed to read as follows:

Ciocan is also controlled by Mr. Cancio, and the agreement to license Ciocan's music requires us to pay a royalty of 25% based on all net sales of such products.

The sentence containing the reference to the royalties to be earned by Mr. Cancio was changed to read as follows:

A similar arrangement was made between the Company’s President/CEO wherein he is to receive royalties based 25% of net sales of the multi-media releases of a popular film he owns and produced called Zafiros Locura Azul ( Sapphire Blue Madness) .

12.	We have revised to conform with Item 601(b)(31).

13.	Share based payments were added to compensation contributed by the President/CEO and disclosed as such in the revised footnotes to financial statements as of August 31, 2006.

14.	Production costs were reclassified from investing activities to operating activities to conform to previously restated cash flow statements pursuant to paragraph 55 of SOP 00-2.

15.
The amount of proceeds from the sale of common stock in the statement of stockholders’ equity was incorrect and should be $7,200 more for a total of $25,700 instead of $18,500. Correspondingly, the amount shown on that same statement for stock based compensation should be decreased $7,200 to $75, 258. There is no correction to be made to the statement of cash flows.

16.
The disclosures for management’s evaluation of disclosure controls and procedures and internal controls over financial reporting required by items 307 and 308 have been revised and the certifications conformed to Item 601(b)(31).

Please do not hesitate to contact us if you have any further questions.

Very truly yours,

/s/William D. O’Neal
William D. O’Neal